UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated June 11, 2015, confirming that the Company is in advanced discussions with Metrostar to acquire four VLCCs.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: June 11, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

CLARIFICATION ON MARKET SPECULATION

ANTWERP, Belgium, 11 June 2015 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") notes today's market speculation concerning a potential transaction between Euronav and Metrostar.

Euronav's company policy is not to comment on market speculation but it can confirm that it is in advanced discussions to acquire four VLCCs and if concluded, it would be funded from debt and existing liquidity available under revolving facilities. Euronav does not intend to issue equity in relation to this transaction. Management confirms that the Company will maintain its current dividend policy of distributing at least 80% of its annual net result.

The Company has not made an offer on other vessels – specifically the Principal Maritime Suezmax vessels.

Euronav will provide a further update if and when appropriate.

Forward-Looking Statements

This press release contains "forward-looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "projects", "forecasts", "may", "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statements, as amended, as filed with the SEC under the heading "Risk Factors." The Company does not assume any obligation to update the information contained in this press release.

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ANTWOORD OP MARKTSPECULATIES

ANTWERPEN, België, 11 juni 2015 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" of de "Vennootschap) stelt vandaag speculaties in de markt vast aangaande een mogelijke transactie tussen Euronav en Metrostar.

Niettegenstaande haar beleid om niet te reageren op marktspeculaties, bevestigt de Vennootschap dat ze in vergevorderde gesprekken is omtrent de aankoop van vier VLCC's. Indien deze transactie zou plaatsvinden, zou ze worden gefinancierd met schuld en cash beschikbaar onder het wentelkrediet. Het is niet de intentie van de Vennootschap om nieuwe aandelen uit te geven voor de financiering van deze transactie. Het management bevestigt dat de Vennootschap vasthoudt aan haar dividendpolitiek waarbij minstens 80% van het jaarlijkse nettoresultaat wordt uitgekeerd.

De Vennootschap heeft geen enkel bod gedaan op andere schepen, ook niet op de Suezmax-schepen van Principal Maritime.

Euronav zal verder berichten indien en wanneer aangewezen.

Vooruitzichten

Dit persbericht bevat vooruitzichten. Verklaringen die een voorspellende aard hebben, die afhankelijk zijn van of verwijzen naar toekomstige gebeurtenissen of omstandigheden, of die woorden als "verwachten", "anticiperen", "trachten", "plannen", "geloven", "inschatten", "projecteren", "voorspellen", "zouden", "kunnen" en gelijkaardige uitdrukkingen bevatten, zijn vooruitzichten. Zulke verklaringen zijn geen historische feiten maar verwijzen enkel naar de verwachtingen van de Vennootschap aangaande toekomstige resultaten, waarvan vele, omwille van hun aard, inherent onzeker zijn en waarover de Vennootschap geen controle heeft. Uiteindelijke resultaten kunnen, eventueel materieel, verschillen van de resultaten die worden geanticipeerd in zulke vooruitzichten. Voor een bespreking van sommige risico's en belangrijke factoren die de toekomstige resultaten zouden kunnen beïnvloeden, wordt verwezen naar de bespreking in de registratieverklaringen van de Vennootschap, zoals ingediend bij de U.S. Securities and Exchange Commission onder de hoofding "Risk Factors" ("Risicofactoren"). De Vennootschap neemt geen enkele verplichting op zich om de informatie in dit persbericht te updaten.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Thursday 30 July 2015: announcement of second quarter results

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euroloys its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 27 VLCCs (of which 1 in 50%-50% joint venture) and 23 Suezmaxes (of which 4 in 50%-50% joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.